Exhibit (a)(1)(vi)

Notice to Participants in the

Monster Worldwide, Inc. 401(k) Savings Plan

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Monster Worldwide, Inc.

at

$3.40 Net Per Share

by

Merlin Global Acquisition, Inc.,

a wholly-owned subsidiary of

Randstad North America, Inc.

Summary of the Offer and Your Rights Relating to the Offer

Merlin Global Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Randstad North America, Inc., a Delaware corporation (“Parent”), is offering to purchase any and all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Monster Worldwide, Inc., a Delaware corporation (“Monster”), at a price of $3.40 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in an Offer to Purchase (together with any amendments or supplements thereto, the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 8, 2016, among Monster, Purchaser and Parent (the “Merger Agreement”). The Merger Agreement provides, among other things, that after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Monster (the “Merger”) without a vote of the stockholders of Monster in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with Monster continuing as the surviving corporation and a wholly-owned subsidiary of Parent.

As a participant in the Monster Worldwide, Inc. 401(k) Savings Plan (the “Plan”) with a number of Shares allocated to your account under the Plan (your “Account”), you have the right to direct Charles Schwab Bank, the directed trustee of the Plan (the “Trustee”), as to whether to tender all or a percentage of the Shares allocated to your Account and held in the Monster Company Stock Fund under the Plan (your “Allocated Shares”) in connection with the Offer. This notice explains the procedures for providing your directions to the Trustee and provides some considerations as to how the Offer affects Plan participants.

Enclosed along with this notice is a copy of the Offer to Purchase as well as a copy of Monster’s Solicitation / Recommendation Statement on Schedule 14D-9 containing the recommendation of Monster’s Board of Directors that stockholders accept the Offer and tender their Shares pursuant to the Offer. The Merger Agreement and the Offer are more fully described in the Offer to Purchase. You are also encouraged to read the Schedule 14D-9 in conjunction with the Offer to Purchase because it contains important information about the Offer, including the reasons underlying the recommendation of Monster’s Board of Directors with respect to the Offer.

Plan Provisions Regarding the Offer

The Plan’s governing documents provide that a participant (or beneficiary) is entitled to instruct the Trustee as to whether to tender the Shares allocated to his or her account under the Plan. The Plan also provides that the Trustee will not tender Shares for which it fails to receive instructions from the participant or beneficiary.

If you instruct the Trustee to tender your Allocated Shares, and the Trustee determines that doing so would be imprudent or otherwise not for the exclusive purpose of providing benefits to the participants under the Plan, then the Trustee may disregard your instructions and tender the Shares held by the Plan, including your Allocated Shares, in the manner it believes is required under the Employee Retirement Income Security Act of 1974 (ERISA).

How to Provide Direction to the Trustee

You may provide direction to the Trustee on how to respond to the Offer with respect to your Allocated Shares by completing and signing the attached Confidential Trustee Direction Form (the “Direction Form”) and returning it in the enclosed postage-paid envelope. Alternatively, you may provide your direction online at www.proxyvote.com/tender by following the instructions on the Direction Form. You may provide direction to tender all or a percentage of your Allocated Shares. If you do not wish to tender your Allocated Shares, you do not need to take any action.

You may withdraw your direction at any time prior to the deadline described below under the heading “Deadline for Providing Your Direction,” by submitting a new Direction Form or by providing a new direction online at www.proxyvote.com/tender. A new Direction Form may be obtained by contacting MacKenzie Partners, Inc., the Information Agent for the Offer, at (800) 322-2885 or monster@mackenziepartners.com. Additionally, any direction to tender Allocated Shares will be deemed to be withdrawn with respect to any Allocated Shares that you dispose of by transferring funds from your Account out of the Monster Company Stock Fund.

Confidentiality of Your Direction

Broadridge Corporate Issuer Solutions, Inc. (“Broadridge”), an independent third party, has been retained by Monster to receive directions given by Plan participants on a confidential basis. Each participant’s (or beneficiary’s) direction will be kept confidential by Broadridge and, to the extent such direction is transmitted to the Trustee, by the Trustee. None of Monster, Purchaser, Parent, Randstad Holding nv or any of their respective employees or affiliates will have access to individual tender directions, even after the closing of the Offer and the Merger.

Deadline for Providing Your Direction

In order to allow ample time for Broadridge to provide a tabulation of tender directions received from participants (or beneficiaries) to the Trustee so that the Trustee may tender your Allocated Shares according to your direction, Broadridge must receive that direction no later than 12:00 midnight, New York City time, at the end of the day on Thursday, September 29, 2016, unless the Offer is extended, in which case your direction must be received no later than 12:00 midnight, New York City time, at the end of the day on the day that is two (2) business days before the expiration date of the Offer.

If you direct the Trustee to tender all or a percentage of your Allocated Shares, you will be unable to effect any transactions in your Account in the Monster Company Stock Fund during the two (2) business days between the deadline for providing your direction to the Trustee (currently, 12:00 midnight, New York City time, at the end of the day on Thursday, September 29, 2016) and the expiration date of the Offer. If it is announced prior to this time that the Offer will be extended, the trading restrictions for your Allocated Shares will not begin as of the current deadline for providing direction but will instead begin as of the extended deadline. If an extension of the Offer is announced after the deadline for providing a direction to tender your Allocated Shares, the trading restrictions for your Allocated Shares will end at the time when the extension of the Offer is announced and will be re-implemented as of the extended deadline through the revised expiration of the Offer. The implementation of the trading restrictions will allow the Trustee to accurately carry out your direction. If you do not direct the Trustee to tender any of your Allocated Shares, no trading restrictions will be applied to your Allocated Shares.

Effects of the Offer and the Merger

If you provide direction to tender all or a portion of your Allocated Shares and the Offer is consummated, then Purchaser will purchase those Shares for the Offer Price in cash, which will be allocated to your Account. Additionally, even if you do not provide direction to tender Allocated Shares and the Offer is consummated, then as soon as practicable thereafter and subject to the satisfaction or waiver of certain conditions, the Merger will be consummated and each Allocated Share that was not tendered in the Offer will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, which will be allocated to your Account. Therefore, even if you do not provide direction to tender your Allocated Shares, if the Offer and Merger are consummated your Account will receive the same amount of cash that it would have received had you provided direction to tender the Shares.

Individual participants will not, however, receive any cash tender proceeds directly. All such proceeds will remain in the Plan and may be withdrawn only in accordance with the terms of the Plan. The Plan will invest all cash received upon consummation of the Offer and the Merger in the Plan’s qualified default investment alternative (“QDIA”), which is the applicable Schwab Indexed Retirement Trust Fund based on your age in the Plan’s records. You may leave this amount invested in the QDIA or direct it to any of the other available investment alternatives established under the Plan.

Trustee Responsibility and Position on the Offer

The Offer to Purchase was prepared by Purchaser and Parent, and the Schedule 14D-9 was prepared by Monster. The Trustee and the administrator of the Plan are not responsible for the accuracy of the information contained therein, and shall have no liability or obligation to any participant (or beneficiary) with respect to such documents or the information contained therein.

The Trustee makes no recommendation to Plan participants on whether to tender Shares.

Tax Matters

You will not recognize any immediate taxable income or tax gain or loss with respect to your Account as a result of the Tender Offer. The tax treatment of distributions to you of your Account will vary depending on the circumstances in which you receive the distributions. These circumstances can include whether your employment has terminated, your age, the form of the distribution and whether you rollover the distribution. You are advised to consult with a tax advisor concerning your decision related to the Tender Offer as well as the income tax treatment of distributions from the Plan.

Shares Held Outside the Plan

The process outlined in this notice only applies to your Allocated Shares under the Plan. If you wish to tender any Shares other than your Allocated Shares under the Plan, you must follow the general instructions for stockholders set forth in the Offer to Purchase.

How to Receive Additional Information

If you have any questions concerning the Offer, you may contact MacKenzie Partners, Inc., the Information Agent for the Offer, at (800) 322-2885 or monster@mackenziepartners.com.

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